

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 4, 2025

Ka Chun Gordon Li
General Manager
OneConstruction Group Limited
Room 6808A, 68/F
Central Plaza
18 Harbor Road
Wanchai, Hong Kong

Re: OneConstruction Group Limited
Registration Statement on Form F-1
Filed April 3, 2025
File No. 333-286360

Dear Ka Chun Gordon Li:

We have reviewed your registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-1 filed April 3, 2025
Management
Compensation of Directors and Executive Officers, page 84

1.   Please revise to provide provide compensation for the last full financial year, March 31, 2025, as required by Item 6.B of Form 20-F.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Benjamin Holt at 202-551-6614 or Pam Howell at 202-551-3357 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Kyle Leung